Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated April 16, 2014

ETN and index data as of March 31, 2014

Description

The PowerShares DB Italian Treasury Bond Futures Exchange Traded Notes (Symbol: ITLY) and the
PowerShares DB 3x Italian Treasury Bond Futures Exchange Traded Notes (Symbol: ITLT) (collectively, the "PowerShares DB BTP Futures ETNs," or the "ETNs") provide investors a way to take a short or leveraged view on the performance of the US dollar value of the returns of an Italian bond futures index.

The PowerShares DB BTP Futures ETNs are based on the DB USD BTP Futures Index (the "BTP Futures
Index"), which is intended to measure the performance of a long position in Euro-BTP Futures.

 PowerShares DB BTP Futures ETN and Index Data

 Ticker symbols
 BTP Futures                            ITLY
 3x BTP Futures                         ITLT
 Intraday indicative value
 symbols
 BTP Futures                          ITLYIV
 3x BTP Futures                       ITLTIV
 CUSIP symbols
 BTP Futures                       25154W704
 3x BTP Futures                    25154W605
 Details
 ETN price at inception               $20.00
 Inception date                    3/22/2011
 Maturity date                     3/31/2021
 Yearly Investor fee (ITLY)            0.50%
 Yearly investor fee (ITLT)            0.95%
 Leverage reset frequency            Monthly
 Listing exchange                  NYSE Arca
 DB USD BTP Futures Index           DBBNBTPL
 Issuer
 Deutsche Bank AG, London Branch
 Long-term Unsecured Obligations

ITLY PowerShares DB Italian Treasury Bond Futures ETN ITLT PowerShares DB 3x Italian Treasury Bond
Futures ETN

 ETN and Index History (%)
                                             1 Year              3 Year      ETN Inception
 ETN Repurchase Value1
 3x BTP Futures                               53.37               31.17              30.43
 BTP Futures                                  16.16               10.98              10.76
 ETN Market Price2
 3x BTP Futures                               52.91               31.08              14.07
 BTP Futures                                  16.25               11.00               5.20
 Index History
 BTP Futures Index                            16.66               11.47              11.25
 Comparative Indexes3
 SandP 500                                    21.86               14.66              15.38
 Barclays U.S. Aggregate                      -0.10                3.75               3.63

Source: Invesco PowerShares, Bloomberg L.P.

1 ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement and the following page). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value. See "ETN Market Price" in this table. ETN repurchase value is based on a combination of three times the monthly returns, for the 3x BTP Futures ETNs, or the monthly returns, for the BTP Futures ETNs, from the BTP Futures Index plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

2 ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period.

The inception date of the BTP Futures Index is September 20, 2010. Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.

3 The SandP 500(R) Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S.
Aggregate Bond IndexTM is an unmanaged index considered representative of the US investment-grade, fixed-rate bond market.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

800 983 0903 | 877 369 4617   powersharesetns.com | www.dbxus.com   twitter: @PowerShares

ITLY ITLT

PowerShares DB Italian Treasury Bond Futures ETN PowerShares DB 3x Italian Treasury Bond Futures ETN

What are the PowerShares DB BTP Futures ETNs?

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to the month-over-month performance of the DB USD BTP Futures Index.

The DB USD BTP Futures Index is intended to measure the performance of a long position in Euro-BTP
Futures. The underlying assets of Euro-BTP Futures are Republic of Italy-government issues debt securities ("BTPs") with an original term of no longer than 16 years and a remaining term to maturity of not less than 8 years and 6 months and not more than 11 years as of the futures contract delivery date. The returns of each ETN are obtained by combining the returns from the relevant futures index plus the returns of the TBill index, less investor fees. Investors can buy and sell the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. The issuer has the right to redeem the ETNs at the repurchase value at any time.

Investors may redeem the ETNs in blocks of no less than 50,000 securities and multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.03 per security.

Benefits and Risks of PowerShares DB Italian Treasury Bond Futures ETNs

Benefits                                             Risks

[] Leveraged or unleveraged long notes               [] Non-principal protected

[] Relatively low cost                               [] Leveraged losses

[] Intraday access                                   [] Subject to an investor fee

[] Listed                                            [] Limitations on repurchase

                                                     [] Concentrated exposure

                                                     [] Credit risk of the issuer

                                                     [] Issuer call right

                                                     [] Potential lack of liquidity

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the
SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for
free by visiting powersharesetns.com | www.dbxus.com or EDGAR on the SEC website at www.sec.gov.
Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may
request a copy from any dealer participating in this offering.

Important Risk Considerations:

Each security offers investors exposure to the month-over-month performance of its respective Index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective Index during the term of the ETNs. The BTP Futures ETNs and the 3x BTP Futures
ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term leveraged investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns.

Investing in the ETNs is not equivalent to a direct investment in the index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your ETNs may not be offset by any beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, your Investment will expire worthless. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG,
London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the ETNs.
Sales in the secondary market may result in losses.

The ETNs provide concentrated exposure to notional positions in Euro-BTP futures contracts. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions each in the US or Italy.

The 3x BTP Futures ETN is a leveraged investment. As such, it is likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares(R) is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco
PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither
Invesco Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount.
For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus. Not FDIC Insured - No Bank Guarantee - May Lose
Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

For US Use Only